Free Writing Prospectus (To the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013)	Filed Pursuant to Rule 433 Registration No. 333-190038 September 24, 2013

$ Autocallable Reverse Convertible Notes Due October 16, 2014 Linked to the Common Stock of USG Corporation Global Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing October 16, 2014†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about September 27, 2013†† (the “pricing date”) and are expected to issue on or about October 2, 2013†† (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	The common stock of USG Corporation (Bloomberg ticker symbol “USG UN<Equity>” (the “underlying equity”).

Call Feature:	The Notes will be automatically called if the closing price of the underlying equity on any observation date is at or above the Initial Price. If the Notes are called, Barclays Bank PLC will pay on the applicable call settlement date a cash payment per Note equal to the principal amount plus the coupon payment due on the coupon payment date that is also the call settlement date. No further amounts will be owed to you under the terms of the Notes.

Observation Dates†:	The first observation date will occur on or about January 9, 2014; observation dates will occur quarterly thereafter on or about April 10, 2014 and July 10, 2014.

Call Settlement Dates:	Three (3) business days following the applicable observation date.

Coupon Payment:	Coupon paid in arrears in equal quarterly instalments based on the coupon rate per annum, regardless of the performance of the underlying equity, subject to the automatic call feature of the Notes.

Coupon Rate:	12.00% per annum (or 3.00% per quarter)

Coupon Payment Dates:	January 14, 2014, April 15, 2014, July 15, 2014 and the maturity date, subject to the automatic call feature of the Notes.

Tax Allocation of the Quarterly Coupon Payments on the Notes:	Deposit Income: [—]% of the amount of the quarterly coupon payment Put Premium: [—]% of the amount of the quarterly coupon payment

Payment at Maturity:

If the Notes are not called and the Final Price is equal to or greater than the Barrier Level, Barclays Bank PLC will pay you a cash payment on the maturity date equal to $1,000 per $1,000 principal amount Note.

If the Notes are not called and the Final Price is less than the Barrier Level, Barclays Bank PLC will pay you a cash payment on the maturity date that is less than your principal amount, if anything, resulting in a loss that is proportionate to the decline in the price of the underlying equity from the Initial Price to the Final Price, calculated as follows per $1,000 principal amount Note:

$1,000 × (1 + Underlying Return)

Accordingly, if the Notes are not called and the Final Price is less than the Barrier Level, you may lose all or a substantial portion of your principal at maturity, depending on how much the underlying equity declines.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

(Key Terms continued on the next page)

	Initial Issue Price[1]	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$[—]	$[—]	$[—]	$[—]

[1]	Our estimated value of the Notes on the pricing date, based on our internal pricing models, is expected to be between $970.00 and $982.50 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-13 of this free writing prospectus.
[2]	The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-8 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Underlying Return:	Final Price – Initial Price Initial Price

Barrier Level:	[—], which is 65% of the Initial Price of the underlying equity.

Initial Price:	[—], which is the closing price of the underlying equity on the pricing date.

Final Price:	The arithmetic average of the closing price of the underlying equity on each of the five averaging dates.

Closing Price:	On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.

Averaging Dates†:	October 6, 2014, October 7, 2014, October 8, 2014, October 9, 2014 and October 10, 2014 (October 10, 2014, the “final averaging date”).

Maturity Date†:	October 16, 2014

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TP35 / US06741TP357

†	Subject to postponement in the event of a market disruption event as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.
††	Expected. In the event we make any change to the expected pricing date or issue date, the observation dates, coupon payment dates, averaging dates and/or maturity date may be changed so that the stated term of the Notes remains the same.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•	Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SCENARIO ANALYSIS AND HYPOTHETICAL EXAMPLES

The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the underlying equity relative to its Initial Price. We cannot predict the closing price of the underlying equity on any day during the term of the Notes, including on the observation dates and the averaging dates. You should not take these examples as an indication or assurance of the expected performance of the underlying equity. The numbers appearing in the examples and table below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the total payment per $1,000 principal amount Note to the $1,000 issue price. The following examples and table illustrate the payment at maturity or upon automatic call, as applicable, on a hypothetical offering of the Notes under various scenarios, based on the following assumptions:

Principal Amount:	$1,000 per Note
Term:	1 year
Hypothetical Initial Price:	$26.45
Coupon Rate:	12.00% per annum (or 3.00% per quarterly period)
Coupon:	$30.00 per quarter (subject to automatic call feature)
Hypothetical Barrier Level:	$17.19 (which is 65% of the Initial Price)

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Example 1—Notes are Called on the First Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$30.00	Closing price of underlying equity at or above Initial Price, Notes are called. Issuer repays principal plus pays quarterly coupon payment of $30.00 on call settlement date.

Total Payment (per $1,000.00 Note):		Payment on Call Settlement Date:	$1,030.00 ($1,000.00 + $30.00)
		Prior Coupons:	N/A
		Total:	$1,030.00
		Total Return on each $1,000 investment in the Notes:	3.00%

Because the Notes are called on the first observation date, the Issuer will pay on the call settlement date a cash payment equal to the principal amount plus the quarterly coupon due on the coupon payment date that is also the call settlement date. The Issuer pays a total of $1,030.00 per Note for a 3.00% total return on the Notes. You will not receive any further payments under the terms of the Notes.

Example 2—Notes are Called on the Third Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$23.00	Closing price of underlying equity below Initial Price, Notes are not called.
Second Observation Date	$21.50	Closing price of underlying equity below Initial Price, Notes are not called.
Third Observation Date	$27.00	Closing price of underlying equity at or above Initial Price, Notes are called. Issuer repays principal plus pays quarterly coupon payment of $30.00 on the call settlement date. The Issuer has already made 2 quarterly coupon payments of $30.00 each by the call settlement date.

Total Payment (per $1,000.00 Note):		Payment on Call Settlement Date:	$1,030.00 ($1,000.00 + $30.00)
		Prior Coupons:	$60.00 ($30.00 × 2 = $60.00)
		Total:	$1,090.00
		Total Return on each $1,000 investment in the Notes:	9.00%

Because the Notes are called on the third observation date, the Issuer will pay on the call settlement date a cash payment equal to the principal amount plus the quarterly coupon due on the coupon payment date that is also the call settlement date. When added to the coupon payments of $60.00 received on previous coupon payment dates, the Issuer will have paid a total of $1,090.00 per Note for a 9.00% total return on the Notes. You will not receive any further payments under the terms of the Notes.

Example 3—Notes are Not Called and the Final Price is Equal to or Greater than the Barrier Level

Date	Closing Price	Payment (per Note)
First Observation Date	$24.00	Closing price of underlying equity below Initial Price, Notes are not called.
Second Observation Date	$20.00	Closing price of underlying equity below Initial Price, Notes are not called.
Third Observation Date	$18.00	Closing price of underlying equity below Initial Price, Notes are not called.
Final Price: (arithmetic average of closing price on five averaging dates)	$21.50	Final Price is equal to or greater than the Barrier Level, Issuer repays principal plus pays quarterly coupon payment of $30.00 on the final coupon payment date, which is also the maturity date. The Issuer has already made 3 quarterly coupon payments of $30.00 each by the maturity date.

Total Payment (per $1,000.00 Note):		Payment at Maturity:	$1,030.00 ($1,000.00 + $30.00)
		Prior Coupons:	$90.00 ($30.00 × 3 = $90.00)
		Total:	$1,120.00
		Total Return on each $1,000 investment in the Notes:	12.00%

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Because the Notes are not called on any observation date and the Final Price of the underlying equity is equal to or greater than the Barrier Level, the Issuer will pay on the maturity date a cash payment equal to the principal amount plus the quarterly coupon due on the coupon payment date that is also the maturity date. When added to the coupon payments of $90.00 received on previous coupon payment dates, the Issuer will have paid a total of $1,120.00 per Note for a 12.00% total return on the Notes.

Example 4—Notes are Not Called and the Final Price is Less than the Barrier Level

Date	Closing Price	Payment (per Note)
First Observation Date	$24.50	Closing price of underlying equity below Initial Price, Notes are not called.
Second Observation Date	$22.00	Closing price of underlying equity below Initial Price, Notes are not called.
Third Observation Date	$25.50	Closing price of underlying equity below Initial Price, Notes are not called.

Final Price: (arithmetic average of closing price on five averaging dates)	$11.90	Final Price is less than the Barrier Level, Issuer pays less than the principal amount at maturity based on the negative Underlying Return, plus pays quarterly coupon payment of $30.00 on the final coupon payment date, which is also the maturity date. The Issuer has already made 3 quarterly coupon payments of $30.00 each by the maturity date.

Total Payment (per $1,000.00 Note):		Payment at Maturity:	1,000 × (1 + Underlying Return) $1,000 × (1 + -55.00%) = $450.00 plus final coupon payment of $30.00
		Prior Coupons:	$90.00 ($30.00 × 3 = $90.00)
		Total:	$570.00
		Total Return on each $1,000 investment in the Notes:	-43.00%

Because the Notes are not called on any observation date and the Final Price of the underlying equity is below the Barrier Level, you will receive less than your principal amount at maturity, resulting in a loss that is proportionate to the decline in the price of the underlying equity from the Initial Price to the Final Price. At maturity the Issuer will also pay the quarterly coupon due on the coupon payment date that is also the maturity date. When added to the coupon payments of $90.00 received on previous coupon payment dates, the Issuer will have paid a total of $570.00 per Note for a 43.00% loss on the Notes.

In addition to the assumptions described above, the table below assumes that the Notes are not called at any time during the term of the Notes prior to the maturity date pursuant to the automatic call feature.

Final Price (USD)	Underlying Return	Payment at Maturity + Total Coupon Payments (USD)	Total Return on the Notes	Total Return on Direct Investment in Underlying Equity*
$52.90	100.00%	$1,120.00	12.00%	100.00%
$47.61	80.00%	$1,120.00	12.00%	80.00%
$42.32	60.00%	$1,120.00	12.00%	60.00%
$37.03	40.00%	$1,120.00	12.00%	40.00%
$34.39	30.00%	$1,120.00	12.00%	30.00%
$31.74	20.00%	$1,120.00	12.00%	20.00%
$30.42	15.00%	$1,120.00	12.00%	15.00%
$29.10	10.00%	$1,120.00	12.00%	10.00%
$27.77	5.00%	$1,120.00	12.00%	5.00%
$26.45	0.00%	$1,120.00	12.00%	0.00%
$25.13	-5.00%	$1,120.00	12.00%	-5.00%
$23.81	-10.00%	$1,120.00	12.00%	-10.00%
$22.48	-15.00%	$1,120.00	12.00%	-15.00%
$21.16	-20.00%	$1,120.00	12.00%	-20.00%
$18.52	-30.00%	$1,120.00	12.00%	-30.00%
$15.87	-40.00%	$720.00	-28.00%	-40.00%
$10.58	-60.00%	$520.00	-48.00%	-60.00%
$5.29	-80.00%	$320.00	-68.00%	-80.00%
$0.00	-100.00%	$120.00	-88.00%	-100.00%

*	Assumes 0% dividend yield received by holders of the underlying equity during the term of the Notes. The actual dividend yield for holders of the underlying equity over the term of the Notes may vary from the assumed dividend yield used for purposes of the following examples. Regardless, investors in the Notes will not receive any dividends paid on the underlying equity.

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Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The averaging dates, maturity date, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

•	Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat your Notes as an investment unit consisting of (i) a fixed rate debt obligation that we issued to you for an amount equal to the principal amount of the Notes (the “Deposit”) and (ii) a put option in respect of the underlying equity (the “Put Option”) which you sold to us in exchange for a portion of the stated coupon payments on the Notes (the “Put Premium”). On the cover page of this preliminary pricing supplement, we have determined the amount of each coupon payment that represents interest on the Deposit (this amount is denoted as “Deposit Income”) and the amount that represents Put Premium (this amount is denoted as “Put Premium”). The terms of your Notes require you and us to allocate the coupon payments as set forth on the cover page, but this allocation is not binding on the Internal Revenue Service. Except as otherwise noted below, the discussion below assumes that your Notes will be treated in the manner described above.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

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Amounts treated as interest on the Deposit will be subject to tax as ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. For a further discussion of the tax considerations applicable to fixed-rate debt obligations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes” in the accompanying prospectus supplement. Amounts treated as Put Premium should generally be deferred and accounted for upon the sale, redemption or maturity of the Notes, as discussed below.

The receipt of cash upon the redemption or maturity of your Notes (excluding cash attributable to the final quarterly coupon payment on the Notes) would likely be treated as (i) payment in full of the principal amount of the Deposit, which would likely not result in the recognition of gain or loss, and (ii) the lapse (if you receive the principal amount of the Notes) or the cash settlement (if you receive less than the principal amount of the Notes) of the Put Option. Under such characterization, you should generally recognize short-term capital gain or loss in an amount equal to the difference between (i) the amount of Put Premium paid to you over the term of the Notes (including the Put Premium received at redemption or maturity) and (ii) the excess (if any) of (a) the principal amount of your Notes over (b) the amount of cash you receive at redemption or maturity (excluding cash attributable to the final quarterly coupon payment on the Notes).

Upon a sale of your Notes, you would be required to apportion the value of the amount you receive between the Deposit and Put Option on the basis of the values thereof on the date of the sale. You would recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount apportioned to the Deposit (excluding amounts attributable to accrued and unpaid interest on the Deposit) and (ii) your adjusted tax basis in the Deposit. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Upon a sale of your Notes, the amount of cash that you receive that is apportioned to the Put Option, if any, (together with any amount of Put Premium received in respect thereof and deferred as described above) would be treated as short-term capital gain. If the value of the Deposit on the date of the sale of your Notes is in excess of the amount you receive upon such sale, you would likely be treated as having made a payment to the purchaser equal to the amount of such excess in order to extinguish your rights and obligations under the Put Option. In such a case, you would likely recognize short-term capital gain or loss in an amount equal to the difference between the Put Premium you previously received in respect of the Put Option and the amount of the deemed payment made by you to extinguish the Put Option.

Any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

Alternative Treatments. There are no regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of instruments with terms that are substantially the same as the Notes, and the Internal Revenue Service could assert that the Notes should be taxed differently than in the manner described above. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. If your Notes are so treated, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly. If your Notes are so treated, you would recognize gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Notes. Any gain you recognize upon the sale, redemption or maturity of your Notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Notes, and thereafter would be capital loss. For a further discussion of the tax considerations applicable to contingent payment debt instruments, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

It is also possible that the Notes could be treated as a pre-paid income-bearing derivative contract in respect of the underlying Equity, in which case you may be required to include the entire quarterly coupon payment on the Notes in ordinary income (and not just the interest on the Deposit).

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component. If the Notes were treated as notional principal contracts, you could in effect be required to include all of the stated interest in income, rather than only the portion thereof denoted as Deposit Income on the cover page of the preliminary pricing supplement, and any gain or loss that you recognize upon the maturity of your Notes would likely be treated as ordinary income or loss.

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For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any coupon payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any coupon payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the underlying equity. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•	You May Lose Some or All of Your Principal—The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Notes have not been called, the Issuer will only pay you the principal amount of your Notes if the Final Price of the underlying equity is equal to or greater than the Barrier Level and will only make such payment at maturity. If Notes have not been called and the Final Price is less than the Barrier Level, you will lose some or all of your initial investment in an amount proportionate to the negative Underlying Return.

•	Reinvestment Risk—If your Notes are called early, the holding period over which you would receive a coupon payment based on the per annum coupon rate could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•	Contingent Repayment of Principal Applies Only at Maturity—You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the underlying equity is above the Barrier Level.

•	Your Potential Return on the Notes is Limited and You Will Not Participate in Any Appreciation of the Underlying Equity—The return potential on the Notes is limited to the coupon payments based on the pre-specified per annum coupon rate, regardless of the appreciation of the underlying equity. In addition, if the Notes are called due to the automatic call feature, you will not receive any further coupon payments or any other payment on the Notes after the applicable call settlement date. Because the Notes could be called as early as the first observation date, the total return on the Notes could be minimal. If the Notes are not called, you will not participate in any appreciation in the price of the underlying equity even though you will be subject to the underlying equity’s risk of decline. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the underlying equity

•	Owning the Notes Is Not the Same as Owning the Underlying Equity—The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the underlying equity would have. Further, you will not participate in any appreciation of the underlying equity, which could be significant.

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•	Single Equity Risk—The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the underlying equity.

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may discontinue any such secondary market making at any time without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that exceeds the portion of the quarterly coupon payments treated as interest on the Deposit for U.S. federal income tax purposes and whether all or part of the gain or loss you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income or loss. Similarly, the Internal Revenue Service and Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes at a rate that exceeds the portion of the quarterly coupon payments treated as interest on the Deposit for U.S. federal income tax purposes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest on the Deposit and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•	Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this free writing prospectus, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•	Antidilution Adjustments—For certain corporate events affecting the underlying equity, the calculation agent may make adjustments to the amount payable on the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the underlying equity. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus or the prospectus supplement as necessary to achieve an equitable result.

•	In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Underlying equity—Following certain corporate events relating to the issuer of the underlying equity where the issuer is not the surviving entity, your return on the Notes paid by Barclays Bank PLC may be based on the shares of a successor to the issuer of the underlying equity or any cash or any other assets distributed to holders of the underlying equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement.

•

Potentially Inconsistent Research, Opinions or Recommendations by Barclays Capital Inc., JPMorgan Securities LLC or Their Respective Affiliates—Barclays Capital Inc., JPMorgan Securities LLC or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research,

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opinions or recommendations expressed by Barclays Capital Inc., JPMorgan Securities LLC or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the underlying equity on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the underlying equity;

•	the time to maturity of the Notes;

•	the dividend rate on the underlying equity;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

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•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

Information about the Underlying Equity

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, are required to file financial and other information specified by the SEC periodically. Such information can be reviewed electronically through a website maintained by the SEC at http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Included below is a brief description of the issuer of the underlying equity. This information has been obtained from publicly available sources. Information from outside sources is not incorporated by reference in, and should not be considered part of, this free writing prospectus or any accompanying prospectus or prospectus supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

USG Corporation

According to publicly available information, USG Corporation (the “Company”) through its subsidiaries, is a manufacturer and distributor of building materials which produces a range of products for use in new residential, new non-residential, and residential and non-residential repair and remodel construction as well as products used in certain industrial processes

Information filed by the Company with the SEC can be located by reference to its SEC file number: 001-8864, or its CIK Code: 0000757011. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “USG”.

Historical Information

The following table sets forth the quarterly high and low closing prices for the underlying equity, based on daily closing prices on New York Stock Exchange, as reported by Bloomberg without independent verification. The closing price of the underlying equity on September 23, 2013 was $26.45. The historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity during the term of the Notes. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

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Quarter Begin	Quarter End	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)
1/2/2008	3/31/2008	$38.20	$31.11	$36.80
4/1/2008	6/30/2008	$39.89	$29.55	$29.55
7/1/2008	9/30/2008	$30.95	$23.56	$25.63
10/1/2008	12/31/2008	$25.46	$5.71	$8.08
1/2/2009	3/31/2009	$11.41	$4.22	$7.62
4/1/2009	6/30/2009	$17.23	$8.00	$10.04
7/1/2009	9/30/2009	$19.68	$8.97	$17.18
10/1/2009	12/31/2009	$17.83	$12.97	$14.03
1/1/2010	3/31/2010	$17.49	$11.61	$17.14
4/1/2010	6/30/2010	$24.97	$12.10	$12.10
7/1/2010	9/30/2010	$13.87	$11.51	$13.19
10/1/2010	12/31/2010	$17.11	$11.82	$16.84
1/3/2011	3/31/2011	$19.38	$15.47	$16.67
4/1/2011	6/30/2011	$16.67	$13.14	$14.31
7/1/2011	9/30/2011	$14.59	$7.19	$7.99
10/1/2011	12/31/2011	$10.59	$6.12	$10.18
1/1/2012	3/31/2012	$19.00	$10.55	$17.21
4/1/2012	6/29/2012	$19.06	$13.54	$19.06
7/2/2012	9/28/2012	$23.72	$15.75	$21.95
10/1/2012	12/30/2012	$28.42	$21.06	$28.07
1/1/2013	3/31/2013	$30.43	$26.45	$26.45
4/1/2013	6/28/2013	$29.24	$22.18	$23.04
7/1/2013	9/23/2013	$26.74	$23.06	$26.45

*	As of the date of this free writing prospectus, information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through September 23, 2013. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third quarter of 2013.

The graph below illustrates the performance of the underlying equity from January 2, 2008 to September 23, 2013 based on the daily closing price of the underlying equity. We obtained the closing prices above from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. Historical performance of the underlying equity is not an indication of future performance. Future performance of the underlying equity may differ significantly from historical performance, and no assurance can be given as to the closing price of the underlying equity during the term of the Note, including on the observation dates or the averaging dates. We cannot give you assurance that the performance of the underlying equity will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

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Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page FWP-8 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the pricing date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

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